Juan Pablo San Agustín EVP Strategic Planning & Business Development Exhibit 2

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of anti-trust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Volatility, the new new norm

“Create value by building and managing a global portfolio of integrated cement, aggregates, ready-mix, and related businesses” Our strategy

Our strategy “Create value by building and managing a global portfolio of integrated cement, aggregates, ready-mix, and related businesses” Productivity gains Revenue enhancement Knowledge sharing

Our strategy Working capital optimization Portfolio management Fixed asset sales “Create value by building and managing a global portfolio of integrated cement, aggregates, ready-mix, and related businesses” Productivity gains Revenue enhancement Knowledge sharing

Focused on improving our operating performance ROCE Improvement EBITDA Enhancement Pricing management Variable cost optimization Fixed cost containment Asset optimization Asset base efficiency VbV strategy Efficiency leadership Operating performance

Value before Volume: main driver for value creation Value before Volume Discipline Transparency Clear roadmaps Debundling 2012-2013 2014-2015 ≥ 2016 Planning/design Global rollout Foundations firm up Momentum build up Execution in full swing Optimization/enhancement

Operational cost Full cost recovery Value delivered Services & Surcharges Capacity management A fundamental shift of mindset across businesses… Cement Ready-mix From To Aggregates Markup Operational cost Cost of capital Full cost + COST + %

... well embedded throughout our operations +6% +5% 4% +8% ‘15 ‘14 ‘15 ‘14 ‘15 ‘14 ‘15 ‘14 +4% ‘15 ‘14 Price Evolution by Business Segment (LC/ton) Cement ‘15 ‘14 Ready-mix Aggregates United Kingdom Mexico Colombia USA ‘15 ‘14 ‘15 ‘14 ‘15 ‘14 ‘15 ‘14 ‘15 ‘14 ‘15 ‘14 1) Excluding freight to customer LC: Local currency (1)

>1,800 >520 Pricing already delivering significant results… 2% 1% 0% 4% 4% 4% 1) Volume growth shown on a pro-forma basis after recent transactions Pricing Benefits (l-t-l) ($ M) Cement Ready-mix Aggregates Volume Growth(1) 2014-2015 Price Growth (l-t-l) 2014-2015

… as well as Services & Surcharges Services & Surcharges CAGR from 2013 to 2015 180 30 20 3.4% 0.4% 1.2% >230 160 Cement Ready-mix Aggregates S&S(1) Benefits ($ M) S&S(1) 2015 ($ M) S&S(1) 2015 (% of sales) +19% (2)

Translating into sustainable margin expansion CEMEX EBITDA Margin % +135 bps >> Volume & costs 18.7% -25 bps Value before Volume

Disciplined management of our asset base ~ $ 3,360 M Working capital optimization ~ $700 M Portfolio management ~ $1,860 M Fixed asset sales ~ $800 M 2012 - 2015 ROCE Improvement Asset optimization Asset base efficiency VbV strategy Efficiency leadership Operating performance

We will continue managing our footprint… Divestment of non-core assets Sale of minority interests at accretive valuations Working capital optimization ~ $700 M Portfolio management ~ $1,860 M Fixed asset sales ~ $800 M 2016 – 2018E 1,000 - 1,500 Divestments ($ M)

… and to unlock value through sales of non-EBITDA generative assets > 700 Working capital optimization ~ $700 M Portfolio management ~ $1,860 M Fixed asset sales ~ $800 M Fixed Assets Sales ($ M)

We have already materially reduced working capital Working capital optimization ~ $700 M Portfolio management ~ $1,860 M Fixed asset sales ~ $800 M <20 <7 Working Capital (Days) >10 Days

Global Networks, the engine to drive value across the company Working capital optimization Portfolio management Fixed asset sales Pricing management Cost containment Productivity gains Revenue enhancement Knowledge sharing

What you should expect from us: Take advantage of improving demand dynamics in our key markets Continue to focus on Value before Volume and cost containment Proactively manage our portfolio Further optimize our asset base and release underutilized capital Leverage our global networks to bolster value creation